Filed Pursuant to Rule 424(b)(3)
File No. 333-233483

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2019

PRICING SUPPLEMENT No. 1, dated September     , 2019

(To prospectus, dated September 6, 2019, and

prospectus supplement, dated September 9, 2019)

BB&T CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated September 6, 2019, as supplemented by the prospectus supplement, dated September 9, 2019 (the “prospectus supplement” and together with the prospectus, dated September 6, 2019, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $         aggregate principal amount of         % Senior Notes due March                     , 2023 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Notes
CUSIP / ISIN Nos.	05531FBJ1 / US05531FBJ12
Series	Series G (Senior)
Form of Note	Book-Entry
Principal Amount	$
Trade Date	September , 2019
Original Issue Date	September , 2019 (T+ )
Maturity Date	March , 2023
Redemption Date	February , 2023
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.
Base Rate	Not applicable
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %
Net Proceeds (Before Expenses) to the Company	$
Interest Rate	%
Initial Interest Rate	Not applicable
Interest Payment Dates	March and September of each year, commencing March , 2020
Regular Record Dates	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable
Interest Reset Dates	Not applicable
Index Source	Not applicable
Index Maturity	Not applicable
Spread	Not applicable
Spread Multiplier	Not applicable
Maximum Interest Rate	Not applicable
Day Count	30/360
Minimum Interest Rate	Not applicable
Original Issue Discount Notes	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement and page 16 of our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated herein by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)		Total
Price to Public		%	$
Underwriters’ Discount		%	$
Net Proceeds (Before Expenses) to Us		%	$

(1)	Plus accrued interest, if any, from September , 2019, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about September     , 2019.

Joint Book-Running Managers

BB&T Capital Markets	BofA Merrill Lynch	RBC Capital Markets	SunTrust Robinson Humphrey

September     , 2019

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

RECENT DEVELOPMENTS

Proposed Merger with SunTrust Banks, Inc.

The following summary highlights selected information related to the proposed merger between us and SunTrust Banks, Inc. (“SunTrust”). The summary below is subject to change and may not contain all of the information that is important to you and is qualified in its entirety by more detailed information included or incorporated by reference into this pricing supplement. The agreement and plan of merger entered into on February 7, 2019 between us and SunTrust, as amended by a first amendment entered into on June 14, 2019, which we collectively refer to herein as the Merger Agreement, are included as exhibits to our Current Reports on Form 8-K, dated February 13, 2019 and June 14, 2019, respectively, which are incorporated by reference in this pricing supplement. The representations, warranties and covenants made in the Merger Agreement by us and SunTrust were qualified and subject to important limitations agreed to by us and SunTrust in connection with negotiating the terms of the Merger Agreement, including by the matters contained in certain documents filed with the SEC and the confidential disclosure schedules that we and SunTrust each delivered in connection with the Merger Agreement. The representations and warranties included in the Merger Agreement were used for the purpose of allocating risk among the parties and, as such, may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. The Merger (as defined below) is subject to certain risks and uncertainties, including the ability to obtain regulatory approvals and to meet other closing conditions to the Merger. See “Risks Relating to the Proposed Merger with SunTrust” set forth in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018. There can be no assurance that the Merger will be consummated as contemplated, or at all, or that the expected benefits of the Merger will be realized when expected, or at all.

We entered into the Merger Agreement with SunTrust on February 7, 2019. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, SunTrust will merge with and into us (the “Merger”), with BB&T as the surviving entity in the Merger. Following the Merger, SunTrust’s wholly owned subsidiary, SunTrust Bank, will merge with and into Branch Bank, with Branch Bank as the surviving entity in the Bank Merger. Upon completion of the Merger, the combined company will be named Truist Financial Corporation.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value, $1.00 per share, of SunTrust outstanding immediately prior to the effective time of the Merger, other than certain shares of common stock held by SunTrust or us, will be converted into the right to receive 1.295 shares of our common stock, par value $5.00 per share. The completion of the Merger is subject to customary conditions, including, among other things, the receipt of required regulatory approvals. The Merger Agreement provides certain termination rights for both us and SunTrust and further provides that a termination fee of $1.1 billion will be payable by either BB&T or SunTrust, as applicable, upon termination of the Merger Agreement under certain circumstances.

SunTrust, headquartered in Atlanta, Georgia, provides deposit, credit, trust, investment, mortgage, asset management, securities brokerage, and capital market services. Its flagship subsidiary, SunTrust Bank, operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states, along with 24-hour digital access. As of June 30, 2019, SunTrust had total assets of $222.3 billion and total deposits of $161.1 billion. SunTrust’s audited annual financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, SunTrust’s unaudited financial statements as of and for the six months ended June 30, 2019 and 2018, our unaudited pro forma condensed combined balance sheet reflecting the Merger as of June 30, 2019, and our unaudited pro forma condensed combined income statements reflecting the Merger for the year ended December 31, 2018 and for the six months ended June 30, 2019 are all incorporated herein by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated September     , 2019 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
BB&T Capital Markets, a division of BB&T Securities, LLC	$
BofA Securities, Inc.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

Total	$

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement. After the initial public offerings, the public offering prices may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about September     , 2019, which will be the      business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T +    ”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T +     , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discount, will be approximately $        .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, is a participating joint book-running manager. Because BB&T Capital Markets, a division of BB&T Securities, LLC, has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.

PS-5